UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the development of block BM-C-33

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Rio de Janeiro, March 18, 2021 - Petróleo Brasileiro S.A. - Petrobras announces that it has approved, together with its partners Equinor and Repsol Sinopec Brasil, the development concept for block BM-C-33, operated by Equinor, located in the pre-salt layer of the Campos Basin, in the state of Rio de Janeiro.

The block is about 200 km offshore and has water depths of up to 2,900m. In BM-C-33 three gas and condensate (light oil) accumulations were discovered: Pão de Açúcar, SEAT and Gávea.

The approved concept is based on production by wells connected to an FPSO (floating production, storage and offloading unit), with capacity to process produced oil/condensate and gas and specify them for sale. Crude will be offloaded by shuttle tankers and the natural gas will be exported to the coast through a subsea pipeline that will connect to a receiving infrastructure located at the Cabiúnas Terminal - TECAB, and then connect to the gas transportation network.

The FPSO's oil/condensate processing capacity will be 20,000 m3/day and gas production capacity will be 16 million m3/day with average natural gas export flow rate of 14 million m3/day.

The dates for the next decision-making milestones and the start of production are still to be defined within the partnership, led by the block operator.

The partnership for the development of this concession is composed by Equinor (35% - operator), Repsol Sinopec Brasil (35%) and Petrobras (30%).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer